WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

March 12, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to a Staff comment received orally on March 10, 2020 regarding the Trust’s Post-Effective Amendments (“PEA”) No. 726 and 727, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 for the purpose of implementing material changes to three (3) existing series of the Trust whereby such series are being restructured to become the WisdomTree Emerging Markets ESG Fund, WisdomTree International ESG Fund, and WisdomTree U.S. ESG Fund, respectively (each, a “Fund” and together, the “Funds”). The Staff’s comment and the Trust’s response are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Comment: The Staff has reviewed the Registrant’s response dated March 9, 2020 (“Initial Response”) regarding the use of “ESG” in each applicable Fund’s name and reiterates the Staff’s views that “ESG” is an investment type, subject to Rule 35d-1 (“Rule 35d-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and not an investment strategy. Accordingly, the Staff believes that, pursuant to Rule 35d-1, the use of the term “ESG” in each Fund’s name requires that Fund to have a policy to invest, under normal circumstances, at least 80% of its net assets in “ESG” investments. Please revise accordingly, or otherwise indicate why the Registrant can’t comply given that the Staff has allowed ESG to be defined flexibly, and why the use of “ESG” in each Fund’s name is not misleading.

Response: The Registrant is aware of the Staff’s position and appreciates the flexibility in defining “ESG” for purposes of potential application under Rule 35d-1, but as described in the Initial Response, the Registrant believes that the term “ESG” as used in each Fund’s name suggests an investment strategy rather than an investment type or industry and, therefore, the Funds are not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments.”

March 12, 2020

To further elaborate on the Initial Response, WisdomTree Asset Management, Inc., as each Fund’s investment adviser (the “Adviser”), employs a quantitative model to identify equity securities that have the highest potential for returns based on proprietary measures. The model combines multiple factors, such as value and momentum, along with a sustainability factor, which is a composite score based on independent research and data that measures a company’s environmental, social and governance (“ESG”) impact along with potential controversies (“Sustainability score”), in determining whether a company may be part of the model. In addition, as part of the integrated process used in the model, companies involved in certain controversial activities, such as tobacco and fossil fuels, are excluded (i.e., “screened out” based on ESG considerations), regardless of the other factors. Lastly, the model also accounts for the Sustainability score in weighting companies, such that companies with a higher Sustainability score are more heavily weighted. All of these ESG considerations are designed to help the Fund achieve its investment objective of capital appreciation; however, these considerations, like “value” or “growth” metrics, do not suggest the Fund invests in any specific type of investment or industry.

The Registrant notes that on March 2, 2020, the SEC issued a request for public comment (“Comment Request”) from funds, investors and other market participants on the framework for addressing misleading fund names under Rule 35d-1. As part of that request, the SEC queried whether Rule 35d-1 should apply to terms such as “ESG” that reflect certain qualitative characteristics of an investment, while noting that certain funds treat terms like “ESG” as an investment strategy, which is not subject to Rule 35d-1, and some funds treat “ESG” as a type of investment, which is subject to Rule 35d-1. As more fully described above, ESG, as used in each Fund’s name, suggests an investment strategy that is underpinned by multiple different ESG considerations (i.e., ESG screening related to controversial products or activities, ESG characteristics based on a company’s Sustainability score, ESG as part of a multi-factor model strategy, and ESG as part of weighting). No one specific consideration drives the “ESG” in the strategy and seeking to objectively quantify such considerations into an 80% asset-based test would be challenging. Accordingly, the Registrant respectfully declines the Staff’s request for the Funds to adopt a Rule 35d-1 policy with respect to the term “ESG.”

While the Funds do not currently plan to adopt a Rule 35d-1 policy with respect to the term “ESG,” the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act, the Funds’ names may not be materially deceptive or misleading and plans to implement each Fund’s investment strategy accordingly. Accordingly, each Fund’s principal investment strategy states that the Fund invests “primarily” in equity securities that “exhibit certain characteristics that the Adviser believes to be indicative of positive future returns as well as incorporating favorable [ESG] characteristics based on a model developed by [the Adviser].” Further, the Registrant believes that, in light of the description of the Funds’ investment strategies and related “ESG Investing Risk” disclosure, as revised to address other Staff comments in the Initial Response, none of the Fund’s names would lead a reasonable investor to conclude that a Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments. However, the Registrant will make appropriate updates in relation to further developments stemming from the Comment Request, including SEC rulemaking in this regard.

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March 12, 2020

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)